UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AVAYA HOLDINGS CORP.
(Exact name of the registrant as specified in its charter)

Delaware	001-38289	26-1119726
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4655 Great America Parkway Santa Clara, California		95054
(Address of principal executive offices)		(Zip code)

Sara Bucholtz	(908) 953-2120
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Introduction:

Avaya Holdings Corp. (the "Parent" or "Avaya Holdings"), together with its consolidated subsidiaries (collectively, the “Company” or “Avaya”), is a leading global provider of software and associated hardware and services for contact center and unified communications, offered on-premises, in the cloud, or as a hybrid solution. Avaya provides the mission-critical, real-time communication applications for small businesses to large multinational enterprises and government organizations. Currently, the Company manages its business operations in two segments, Global Communications Solutions ("GCS"), representing the Company's products portfolio, and Avaya Global Services ("AGS"), representing the Company's services portfolio. The Company sells directly through its worldwide sales force and indirectly through its global network of channel partners, including distributors, service providers, dealers, value-added resellers, system integrators and business partners that provide sales and services support.

Item 1.01.	Conflict Minerals Disclosure and Report

The Company has concluded in good faith that during 2017,

a)
The Company has manufactured and contracted to manufacture products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d) (3) of Form SD) are necessary to the functionality or production of such products.

b)
Based on a “reasonable country of origin inquiry”, the Company knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, referred to as the “Covered Countries”).

c)
The Responsible Minerals Initiative (“RMI”), an internationally recognized for conflict-free validation audits, has determined that the Company’s smelters and refiners sourced from the Covered Countries are “compliant”.

The Company’s reasonable country of origin inquiry employed a combination of measures to determine whether the necessary conflict minerals in any of the Company’s products originated from the Covered Countries. The Company’s primary means of determining the country of origin of conflict minerals was by conducting a supply-chain survey with direct vendors using the Responsible Business Alliance/Global e-Sustainability Initiative (RBA/GeSI) Conflict Minerals Reporting Template. The Company surveyed its direct vendors that were determined to have or had a high likelihood of containing tin, tantalum, tungsten or gold in their products. Additionally, the Company used the RMI website (http://www.responsiblemineralsinitiative.org/), smelter company websites, and other online tools to provide additional country of origin information. Below is a summary of the information collected from all supply-chain survey respondents.

Conflict Mineral	Country of Origin	Notes
Gold
Benin, Bolivia, Burkina Faso, Canada, Chile, Colombia, Ecuador, Eritrea, Ghana, Guatemala, Guinea, Guyana, Honduras, Mali, Nicaragua, Panama, Peru, Russian Federation, Senegal, South Africa, Togo, United States
No gold was reported from the DRC or other conflict countries.
Tantalum
Australia, Bolivia, Brazil, Burundi*, Colombia, China, Democratic Republic of the Congo*, Ethiopia, France, Guinea, Guyana, India, Kazakhstan, Madagascar, Malaysia, Mozambique*, Namibia, Nigeria, Russian Federation, Rwanda*, Sierra Leone, Thailand, United States, Zimbabwe

The reported Tantalum from the DRC and other covered countries came from 10 Smelters all of which have been audited and validated as "compliant" by the Responsible Mineral Initiative (RMI), which is internationally recognized for Conflict-free validation audits. **

Tin
Argentina, Australia, Bolivia, Brazil, Burundi*, China, Colombia, Democratic Republic of the Congo*, Germany, Indonesia, Laos, Malaysia, Mongolia, Myanmar, Nigeria, Peru, Portugal, Russian Federation, Rwanda*, Thailand, United Kingdom, Uganda*, Viet Nam, Zimbabwe

The reported Tin from the DRC and other covered countries came from 2 Smelters all of which have been audited and validated as "compliant" by the RMI, which is internationally recognized for Conflict-free validation audits. **

Tungsten
Australia, Austria, Bolivia, Brazil, Burundi*, Cambodia, Canada, China, Colombia, Democratic Republic of the Congo*, Japan, Mexico, Mongolia, Nigeria, Portugal, Russian Federation, Rwanda*, Spain, United Kingdom, United States, Uzbekistan, Viet Nam

The reported Tungsten from the DRC came from 2 Smelters all of which have been audited and validated as "compliant" by the RMI, which is internationally recognized for Conflict-free validation audits. **

*Conflict countries.
** Smelters or refiners (“SORs”) who receive minerals from the DRC can still be compliant by being declared conformant to the Responsible Minerals Assurance Process (“RMAP”) process.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Specialized Disclosure Form (Form SD) with the Securities and Exchange Commission and the associated Conflict Minerals Report and both documents are posted to a publicly available Internet site at https://www.avaya.com/en/about-avaya/corporate-responsibility.

Item 1.02.	Exhibits

Conflict Minerals Report required by Item 1.01 is attached as Exhibit 1.01.

Item 2.01.	Exhibits

1.01.	Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVAYA HOLDINGS CORP.
Date: May 31, 2018	By:	/s/ Shefali Shah
	Name:	Shefali Shah
	Title:	Senior Vice President, Chief Administrative Officer and General Counsel